Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Helios & Matheson Analytics, Inc.

We consent to the reference to our firm under the caption “Experts” in this Registration Statement on Form S-3 of Helios and Matheson Analytics Inc. for the registration of an indeterminate number of shares of common stock, shares of preferred stock, warrants, and units that may be sold by the registrant from time to time, for a maximum aggregate offering price of all securities not to exceed $50,000,000 and to the incorporation by reference therein of our report dated March 28, 2016, relating to the audited consolidated financial statements of Helios and Matheson Analytics, Inc., which report appears in the current report on Form 10K of Helios and Matheson Analytics, Inc. dated March 28, 2016, filed with the Securities and Exchange Commission.

/S/ Rosenberg Rich Baker Berman & Company

Somerset, New Jersey

July 15, 2016